UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 7)

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
(Name of Issuer)

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
RIGHTMARK HOLDINGS LIMITED
RIGHTMARK MERGER SUB LIMITED
INTELLIGENT ONE LIMITED
WHITEHORSE TECHNOLOGY LIMITED
GUOSHEN TU
WING KHAI YAP (TERENCE)
LIZHONG WANG
ZHONGXIN XIE
LINGFENG XIONG
LI FANG
YING ZHANG
ZHIMING WU
DAOBIN SANG
GUOHUI CAO
PO KWAI CHOW
YANG ZHAO
YUJUAN GUAN
ZHUO GONG
XIHONG DAI
QIAOMIN WU
KAICHENG CHENG
LEI WANG
XIAOSHENG TONG
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

16942J105
(CUSIP Number of Class of Securities)

China Security & Surveillance Technology, Inc.	Guoshen Tu, Wing Khai Yap (Terence), Lizhong
13/F, Shenzhen Special Zone Press Tower	Wang, Zhongxin Xie, Lingfeng Xiong, Li Fang, Ying
Shennan Rd.	Zhang, Zhiming Wu, Daobin Sang, Guohui Cao, Po
Futian, Shenzhen 518034	Kwai Chow, Yang Zhao, Yujuan Guan, Zhuo Gong,
Attn: Chief Executive Officer	Xihong Dai, Qiaomin Wu, Kaicheng Cheng, Lei Wang
+86 755 8351 0888	and Xiaosheng Tong
c/o China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower
Shennan Rd.
Futian, Shenzhen 518034
Attn: Chief Executive Officer
+86 755 8351 0888

Rightmark Holdings Limited	Rightmark Merger Sub Limited
c/o China Security & Surveillance Technology, Inc.	c/o China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower	13/F, Shenzhen Special Zone Press Tower
Shennan Rd.	Shennan Rd.
Futian, Shenzhen 518034	Futian, Shenzhen 518034
Attn: Board of Directors	Attn: Board of Directors
+86 755 8351 0888	+86 755 8351 0888

Intelligent One Limited	Whitehorse Technology Limited
c/o China Security & Surveillance Technology, Inc.	c/o China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower	13/F, Shenzhen Special Zone Press Tower
Shennan Rd.	Shennan Rd.
Futian, Shenzhen 518034	Futian, Shenzhen 518034
Attn: Board of Directors	Attn: Board of Directors
+86 755 8351 0888	+86 755 8351 0888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gregory D. Puff	Michael V. Gisser	Louis A. Bevilacqua
Shearman & Sterling LLP	Peter X. Huang	Stephen R. Rusmisel
12th Floor, Gloucester Tower	Skadden, Arps, Slate, Meagher &	Pillsbury Winthrop Shaw Pittman
The Landmark, 15 Queen’s Road,	Flom LLP	LLP
Central	30th Floor, China World Office 2	2300 N Street, N.W.
Hong Kong	1 Jianguomenwai Avenue	Washington, DC 20037-1122
Beijing 100004, PRC

This statement is filed in connection with (check the appropriate box):

[X]     The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[  ]     The filing of a registration statement under the Securities Act of 1933.

[  ]     A tender offer.

[  ]     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$441,991,611	$51,315

*     Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (i) the aggregate cash payment for the proposed per share cash payment of $6.50 for 67,995,345 shares of common stock issued and outstanding as of July 22, 2011 (consisting of the 89,703,773 shares of common stock outstanding as of July 22, 2011 minus 21,708,428 shares held by Guoshen Tu, certain management members of the registrant and their respective affiliates (the “Rollover Shares”)), and (ii) the product of 12,864 shares of common stock underlying outstanding warrants as of July 22, 2011 multiplied by $1.70 per share (which is the difference between $6.50 per share merger consideration and the exercise price of $4.80 per share). The Rollover Shares that are not included in the foregoing calculation have been so excluded because they are being contributed to Rightmark Holdings Limited immediately prior to the consummation of the merger.

**    The filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934 and the Securities and Exchange Commission Fee Rate Advisory #5 for Fiscal Year 2011, is calculated by multiplying the Transaction Valuation by .0001161.

[X]    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,329
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Party: China Security & Surveillance Technology, Inc.
Date Filed: May 31, 2011

TABLE OF CONTENTS

Page
INTRODUCTION	1
Item 15 Additional Information.	1
Item 16 Exhibits	2

INTRODUCTION

This Amendment No. 7 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): China Security & Surveillance Technology, Inc., a Delaware corporation (“CSST,” or the “Company”), the issuer of the common stock, par value $0.0001 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction, Rightmark Holdings Limited, a British Virgin Islands company (“Parent”), Rightmark Merger Sub Limited, a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), Intelligent One Limited, a British Virgin Islands company (“Intelligent One”), Whitehorse Technology Limited, a British Virgin Islands company (“Whitehorse”), Guoshen Tu (“Mr. Tu”), the Chairman and Chief Executive Officer of the Company, and each of the other Rollover Stockholders (as defined below).

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of April 20, 2011, by and among Parent, Merger Sub, the Company and Mr. Tu (solely for the purpose of Section 6.15 thereof) , which was subsequently amended and restated by the Amended and Restated Agreement and Plan of Merger, dated as of May 3, 2011, by and among the same parties (such Agreement and Plan of Merger, as amended and restated, the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by Mr. Tu.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Persons nor is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15      Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On September 14, 2011, at 10:00 a.m. (Hong Kong time), an annual meeting of the stockholders of the Company, was held at the Company’s office at 13/F, Shenzhen Special Zone Press Tower, Shennan Road, Futian District, Shenzhen 518034, the People’s Republic of China. At the annual meeting, the Company’s stockholders voted to adopt the Merger Agreement.

On September 15, 2011, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective at 12:01 a.m., Eastern time, on September 16, 2011. Upon the Merger, each outstanding share of Company Common Stock was converted into the right to receive $6.50 per share in cash, without interest, excluding shares owned by (i) Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, including shares contributed to Parent immediately prior to the effective time of the Merger by Mr. Tu, Wing Khai Yap (Terence), Lizhong Wang, Zhongxin Xie, Lingfeng Xiong, Li Fang, Ying Zhang, Zhiming Wu, Daobin Sang, Guohui Cao, Po Kwai Chow, Yang Zhao, Yujuan Guan, Zhuo Gong, Xihong Dai, Qiaomin Wu, Kaicheng Cheng, Lei Wang and Xiaosheng Tong, each of whom is a member of the Company’s management team or the nominee of a member of the Company’s management team (collectively, the “Rollover Stockholders”) pursuant to an equity rollover agreement among Parent, Intelligent One and the Rollover Stockholders, (ii) the Company or any direct or indirect wholly owned subsidiary of the Company or (iii) stockholders who have properly exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under Delaware law. In addition, at the effective time of the Merger, each warrant to purchase shares of Company Common Stock issued that was outstanding at the effective time of the Merger was canceled and, in exchange therefor, converted into the right to receive a cash payment (without interest) equal to the product of (A) the excess of $6.50 over the exercise price per share of Company Common Stock of such warrant and (B) the number of shares of Company Common Stock subject to such warrant; provided, that if the exercise price per share of Company Common Stock of any such warrant is equal to or greater than $6.50, such warrant was canceled without any cash payment being made in respect thereof.

Upon the effective time of the Merger, CSST became a wholly owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Company Common Stock ceased to trade on The New York Stock Exchange (“NYSE”) prior to the opening of trading on September 16, 2011 and became eligible for delisting from NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. NYSE has filed an application on Form 25 with the SEC to report that the Company is no longer listed on NYSE. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Company Common Stock under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

Item 16      Exhibits.

(a)(1) Definitive Proxy Statement of China Security & Surveillance Technology, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 11, 2011 (the “Proxy Statement”).

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Annual Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated as of May 3, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on May 3, 2011.

(a)(5) Press Release dated as of July 5, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on July 5, 2011.

(a)(6) Press Release dated as of July 20, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on July 20, 2011.

(a)(7) Press Release dated as of July 29, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on July 29, 2011.

(a)(8) Press Release dated as of August 11, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on August 11, 2011.

(a)(9) The Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on August 15, 2011.

(a)(10) Press Release dated as of September 14, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on September 14, 2011.

(a)(11) Press Release dated as of September 16, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on September 16, 2011.

(b)(1) Facility Agreement dated as of April 20, 2011, by and among Parent and China Development Bank Corporation Hong Kong Branch, incorporated by reference to Exhibit (b)(1) to the Amendment No. 2 to the Schedule 13E-3 filed with the Securities and Exchange Commission on July 18, 2011.

(b)(2) Letter Agreement, dated as of April 20, 2011, by and between Parent, Intelligent One and the Rollover Stockholders, incorporated herein by reference to Exhibit 7.05 to Amendment No. 6 to the Schedule 13D filed by Mr. Guoshen Tu with the Securities and Exchange Commission on April 22, 2011.

(c)(1) Opinion of Imperial Capital, LLC, dated May 3, 2011, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2) Discussion Materials prepared by Imperial Capital, LLC for discussion with the special committee of the board of directors of the Company, dated May 3, 2011, incorporated by reference to Exhibit (c)(2) to the Amendment No. 1 to the Schedule 13E-3 filed with the Securities and Exchange Commission on July 8, 2011.

(d)(1) Amended and Restated Agreement and Plan of Merger, dated as of May 3, 2011, by and among the Company, Parent, Merger Sub and Mr. Guoshen Tu (solely for the purposes of Section 6.15 therein) incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guaranty dated as of April 20, 2011, by Mr. Guoshen Tu in favor of the Company, incorporated herein by reference to Exhibit 7.03 to Amendment No. 6 to the Schedule 13D filed by Mr. Guoshen Tu with the Securities and Exchange Commission on April 22, 2011.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)(2) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

By: /s/ Terence Yap
       Terence Yap
       Chief Financial Officer and Director
       Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIGHTMARK HOLDINGS LIMITED

By: /s/ Guoshen Tu
       Guoshen Tu
       Director
       Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIGHTMARK MERGER SUB LIMITED

By: /s/ Guoshen Tu
       Guoshen Tu
       Director Dated:
       September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTELLIGENT ONE LIMITED

By: /s/ Guoshen Tu
       Guoshen Tu
       Director
       Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITEHORSE TECHNOLOGY LIMITED

By: /s/ Guoshen Tu
       Guoshen Tu
       Director
       Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUOSHEN TU

/s/ Guoshen Tu
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WING KHAI YAP (TERENCE)

/s/ Wing Khai Yap (Terence)
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIZHONG WANG

/s/ Lizhong Wang
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZHONGXIN XIE

/s/ Zhongxin Xie
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINGFENG XIONG

/s/ Lingfeng Xiong
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LI FANG

/s/ Li Fang
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YING ZHANG

/s/ Ying Zhang
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZHIMING WU

/s/ Zhiming Wu
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAOBIN SANG

/s/ Daobin Sang
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUOHUI CAO

/s/ Guohui Cao
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PO KWAI CHOW

/s/ Po Kwai Chow
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YANG ZHAO

/s/ Yang Zhao
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YUJUAN GUAN

/s/ Yujuan Guan
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZHUO GONG

/s/ Zhuo Gong
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XIHONG DAI

/s/ Xihong Dai
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QIAOMIN WU

/s/ Qiaomin Wu
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAICHENG CHENG

/s/ Kaicheng Cheng
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEI WANG

/s/ Lei Wang
Dated: September 19, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XIAOSHENG TONG

/s/ Xiaosheng Tong
Dated: September 19, 2011

EXHIBIT INDEX

(a)(1) Definitive Proxy Statement of China Security & Surveillance Technology, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 11, 2011 (the “Proxy Statement”).

(a)(2)(i) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Annual Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated as of May 3, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on May 3, 2011.

(a)(5) Press Release dated as of July 5, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on July 5, 2011.

(a)(6) Press Release dated as of July 20, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on July 20, 2011.

(a)(7) Press Release dated as of July 29, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on July 29, 2011.

(a)(8) Press Release dated as of August 11, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on August 11, 2011.

(a)(9) The Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on August 15, 2011.

(a)(10) Press Release dated as of September 14, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on September 14, 2011.

(a)(11) Press Release dated as of September 16, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on September 16, 2011.

(b)(1) Facility Agreement dated as of April 20, 2011, by and among Parent and China Development Bank Corporation Hong Kong Branch, incorporated by reference to Exhibit (b)(1) to the Amendment No. 2 to the Schedule 13E-3 filed with the Securities and Exchange Commission on July 18, 2011.

(b)(2) Letter Agreement, dated as of April 20, 2011, by and between Parent, Intelligent One and the Rollover Stockholders, incorporated herein by reference to Exhibit 7.05 to Amendment No. 6 to the Schedule 13D filed by Mr. Guoshen Tu with the Securities and Exchange Commission on April 22, 2011.

(c)(1) Opinion of Imperial Capital, LLC, dated May 3, 2011, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2) Discussion Materials prepared by Imperial Capital, LLC for discussion with the special committee of the board of directors of the Company, dated May 3, 2011, incorporated by reference to Exhibit (c)(2) to Amendment No. 1 to the Schedule 13E-3 filed with the Securities and Exchange Commission on July 8, 2011.

(d)(1) Amended and Restated Agreement and Plan of Merger, dated as of May 3, 2011, by and among the Company, Parent, Merger Sub and Mr. Guoshen Tu (solely for the purposes of Section 6.15 therein) incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guaranty dated as of April 20, 2011, by Mr. Guoshen Tu in favor of the Company, incorporated herein by reference to Exhibit 7.03 to Amendment No. 6 to the Schedule 13D filed by Mr. Guoshen Tu with the Securities and Exchange Commission on April 22, 2011.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)(2) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.